CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
We consent to the inclusion in this annual report on Form 40-F of The Bank of Nova Scotia (the “Bank”) for the fiscal year ended October 31, 2007 of our audit report dated November 29, 2005 on the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income, and Cash Flows of the Bank for the year ended October 31, 2005.

/s/ KPMG LLP	/s/ PricewaterhouseCoopers LLP
Chartered Accountants	Chartered Accountants
Licensed Public Accountants	Licensed Public Accountants

Toronto, Canada
December 18, 2007